UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated: November 12, 2004

Commission File Number 001-32295

ADHEREX TECHNOLOGIES INC.

(Translation of registrant’s name into English)

2300 Englert Drive, Suite G

Research Triangle Park

Durham North Carolina 27713

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -             .

Adherex Technologies Inc.

Form 6-K

On November 12, 2004, the Company issued its interim financial statements for the first quarter ended September 30, 2004, as well as the related Management’s Discussion and Analysis, certifications, confirmation of mailing, and press release announcing such financial results. These materials are furnished as Exhibits 99.1-99.6 hereto and are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADHEREX TECHNOLOGIES INC.
(Registrant)

Date November 12, 2004	By:	/s/ James A. Klein, Jr.
James A. Klein, Jr.
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	The Registrant’s Financial Statements for the First Quarter Ended September 30, 2004

99.2	Management’s Discussion and Analysis for the First Quarter Ended September 30, 2004

99.3	Certification of Interim Filings During Transition Period by Chief Executive Officer

99.4	Certification of Interim Filings During Transition Period by Chief Financial Officer

99.5	Confirmation of Mailing of Financial Statements for the First Quarter Ended September 30, 2004

99.6	The Registration’s Press Release dated November 12, 2004

Exhibit 99.1

Adherex Technologies Inc.

(a development stage company)

Consolidated Balance Sheets

Canadian dollars and shares in thousands, except per share information

	September 30, 2004	June 30, 2004
	(unaudited)
Assets

Current assets
Cash and cash equivalents	$15,268	$18,228
Cash pledged as collateral	33	42
Short-term investments	9,513	9,478
Accounts receivable	66	52
Investment tax credits recoverable	325	375
Prepaid expense	67	160
Other current assets	626	561

Total current assets	25,898	28,896

Other long-term assets	20	50
Capital assets	575	561
Acquired intellectual property rights	25,352	26,132

Total assets	$51,845	$55,639

Liabilities and shareholders’ equity

Current liabilities
Accounts payable and accrued liabilities	$1,734	$1,966

Total current liabilities	1,734	1,966

Other long-term liabilities	107	124
Future income taxes	9,267	9,552

Total liabilities	11,108	11,642

Commitments and contingencies

Shareholders’ equity

Common stock, no par value; unlimited shares authorized; 179,457 shares issued and outstanding	48,343	48,343
Contributed surplus	32,112	29,639
Deficit accumulated during development stage	(39,718)	(33,985)

Total shareholders’ equity	40,737	43,997

Total liabilities and shareholders’ equity	$51,845	$55,639

(The accompanying notes are an integral part of these unaudited interim consolidated financial statements)

F-I

Adherex Technologies Inc.

(a development stage company)

Consolidated Statements of Operations

Canadian dollars and shares in thousands, except per share information

	Three Months Ended September 30,
	2004	2003
	(unaudited)	(unaudited)
Revenue	$—	$—

Operating expenses:
Research and development	1,620	830
General and administration	1,579	602
Amortization of acquired intellectual property rights	780	780

Loss from operations	(3,979)	(2,212)

Interest income	92	6
Interest expense	—	(212)

	92	(206)

Loss before income taxes	(3,887)	(2,418)

Recovery of future income taxes	285	285

Net loss	$(3,602)	$(2,133)

Accumulated deficit - Beginning of period, as reported	33,985	22,337
Stock based compensation expense	2,131	—

Accumulated deficit – Beginning of period, as restated	36,116	22,337

Accumulated deficit – End of period	$39,718	$24,470

Net loss per share of common stock, basic and diluted	$(0.02)	$(0.03)

Weighted-average number of shares of common stock outstanding, basic and diluted	179,457	80,346

(The accompanying notes are an integral part of these unaudited interim consolidated financial statements)

Adherex Technologies Inc.

(a development stage company)

Consolidated Statements of Cash Flows

Canadian dollars and shares in thousands, except per share information

	Three Months Ended September 30,
	2004	2003
	(unaudited)	(unaudited)
Cash flows from (used in):
Operating activities:
Net loss	$(3,602)	$(2,133)
Adjustments for non-cash items:
Amortization of capital assets	25	55
Amortization of acquired intellectual property rights	780	780
Recovery of future income taxes	(285)	(285)
Amortization of leasehold inducements	—	(22)
Stock options issued to consultants	51	11
Stock options issued to employees	291	—
Accrued interest on convertible notes	—	213
Changes in operating assets and liabilities	(137)	(416)

	(2,877)	(1,797)

Investing activities:
Purchase of capital assets	(125)	(26)
Disposal of capital assets	85	—
Release of restricted cash	9	—
Purchase of short-term investments	(35)	—

	(66)	(26)

Financing activities:
Bank line of credit	—	230
Other liability repayments	(17)	(16)

	(17)	214

Net change in cash and cash equivalents	(2,960)	(1,609)

Cash and cash equivalents - Beginning of period	18,228	2,898

Cash and cash equivalents - End of period	$15,268	$1,289

(The accompanying notes are an integral part of these unaudited interim consolidated financial statements)

1. Nature of Operations

Adherex Technologies Inc. (“Adherex”), together with its wholly owned subsidiaries Oxiquant, Inc. (“Oxiquant”) and Adherex, Inc., Delaware corporations, collectively referred to herein as the “Company,” is a development stage biopharmaceutical company with a portfolio of product candidates under development for use in the treatment of cancer.

2. Significant Accounting Policies

Basis of presentation

These unaudited condensed consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and include the accounts of Adherex Technologies Inc. and its wholly owned subsidiaries, Oxiquant, Inc. and Adherex, Inc., Delaware corporations. The accounting policies used in the preparation of these interim financial statements conform to those used in the Company’s annual financial statements. These interim financial statements do not include all of the disclosures included in the annual financial statements. Accordingly, these interim financial statements should be read in conjunction with the Company’s audited financial statements and notes for the year ended June 30, 2004.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that impact the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Comparative figures

Certain comparative figures have been reclassified to conform to the current year’s presentation, including patent fees that have been reclassified from research and development to general and administration expenses.

Change in accounting policy

Effective January 1, 2002 the company adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) set out in Section 3870 “Stock-based Compensation and Other Stock-based Payments” (“CICA 3870”). Until January 1, 2004, this standard only required the expensing of the fair value of non-employee options, with note disclosure of the fair value and effect of employee and director options on the financial statements. For fiscal years beginning after January 1, 2004 the fair value of all options granted must be expensed in the Statement of Operations. Upon adopting this new standard, the Company elected to retroactively adjust retained earnings without restatement. On July 1, 2004, the Company increased the deficit by $2,131 and increased contributed surplus by the same amount.

3. Acquired Intellectual Property

On November 20, 2002 Adherex acquired certain intellectual property for chemotherapeutics with a focus in chemoprotection and chemoenhancement. The intellectual property resided in Oxiquant, a holding company with no active business.

The acquired intellectual property rights will be amortized over their estimated useful lives of 10 years. The cost and accumulated amortization of the acquired intellectual property rights as of September 30, 2004 are as follows:

	September 30, 2004	June 30, 2004
Cost	$31,162	$31,162
Accumulated amortization	(5,810)	(5,030)

Net book value	$25,352	$26,132

4. Cadherin Biomedical Inc.

On September 27, 2002, Cadherin Biomedical Inc. (“CBI”) was incorporated as a wholly owned subsidiary of Adherex. Adherex granted CBI an exclusive, worldwide, royalty-free license to develop, market and distribute pharmaceuticals and therapeutics for non-cancer applications based on its cadherin technology. As consideration for this license and $250 in cash, CBI issued 40,164 Class A Preferred Shares of CBI to Adherex.

The CBI Class A Preferred Shares were subsequently distributed to Adherex shareholders of record prior to the acquisition of Oxiquant. This transaction has been recorded in the accounts as a distribution to shareholders of $250, at the carrying amount of the assets distributed.

In February 2004, the Company filed a claim in the Ontario Superior Court of Justice against Cadherin Biomedical Inc. (“CBI”) in the amount of $124 on account of unpaid goods and services rendered. In July 2004, CBI filed a statement of defense and counterclaim in response to such claim. CBI’s counterclaim seeks $5,000 in damages in relation to the license agreement between the parties. Management believes that the counterclaim is without merit. Later in July 2004, the Company entered into a letter of intent to acquire all of the issued and outstanding shares of CBI through an amalgamation of CBI with a wholly-owned subsidiary of Adherex to be incorporated for this purpose. This letter of intent effectively replaced the memorandum of agreement entered into with CBI in December 2003 and completion of the transaction is subject to CBI shareholder approval. The amalgamation is expected to close in November or December 2004 after CBI’s shareholders vote on the acquisition, but there can be no assurance that it will close on schedule or at all. Under the terms of the letter of intent, Adherex will issue to CBI shareholders a total of 3,220 Adherex common shares, representing a value of $1,500, based on a 20-day weighted- average trading price for such shares on July 20, 2004. Of such shares, 500 Adherex common shares will be deposited in escrow as security against any misrepresentation by CBI in connection with the transaction. In addition, the Company has agreed to loan CBI up to $75 to be used by CBI to pay legitimate expenses related to the transaction. This loan is to be repaid by CBI only if the transaction does not close on or before March 31, 2005 due to the fault of CBI.

If the transaction is completed, it will provide the Company with the rights to the non-cancer applications relating to the cadherin technology and will serve as a settlement of the claim commenced by the Company against CBI in February 2004 and the counterclaim filed by CBI against the Company in July 2004. Pending completion of the transaction, the parties have agreed to hold in abeyance all matters in relation to the claim and counterclaim between the parties. If the transaction is not completed as anticipated, the Company intends to pursue our claim against CBI and take all appropriate action to defend CBI’s counterclaim.

5. Shareholders’ Equity

Stock options

Information with respect to stock option activity is as follows:

	Number of Options	Exercise Price
		Range	Weighted - average
Outstanding at June 30, 2004	16,380	$0.3275-1.50	$0.49
Cancelled	(50)	0.65-1.25	1.13
Exercised	—	—	—
Granted	1,074	0.44	0.44

Outstanding at September 30, 2004	17,404	$0.3275-1.50	$0.49

Stock based compensation

Effective January 1, 2002 the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) outlined in Section 3870 “Stock-based Compensation and Other Stock-Based Payments”. Until January 1, 2004 this standard only required the expensing of the fair value of non-employee options, with note disclosure of the fair value and effect of employee and director options on the financial statements. For fiscal years beginning after January 1, 2004 the fair value of all options granted must be expensed in the Statement of Operations. Upon adopting this new standard the Company elected to retroactively adjust accumulated deficit without restatement. On July 1, 2004, the Company increased the accumulated deficit by $2,131 and increased contributed surplus by the same amount.

Stock based compensation expense relating to employees totaled $291 for the three-month period ended September 30, 2004. Stock based compensation expense includes all options that vested during the quarter despite the date of grant. Stock based compensation expense relating to external consultants totaled $51 for the three-month period ended September 30, 2004.

The fair value of the stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Three Months Ended September 30, 2004
Expected dividend	0%
Risk-free interest rate	4.46%
Expected volatility	68%
Expected life	7 years
Weighted-average fair value of options issued	$0.44

Exhibit 99.2

Management’s discussion and analysis should be read in conjunction with our September 30, 2004 interim consolidated financial statements and the related notes, which are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Unless otherwise indicated, the amounts shown are in Canadian dollars.

The words and logos that follow are trademarks of the Company and may be registered in Canada, the United States and certain other jurisdictions: ADHEREX™; EXHERIN™. All other product names referred to in this document are the property of their respective owners.

The following discussion contains forward-looking statements regarding our financial condition and the results of operations that are based upon our consolidated financial statements. We operate in a highly competitive environment that involves significant risks and uncertainties, some of which are outside of our control. We are subject to risks associated with the biopharmaceutical industry, including risks inherent in research, preclinical testing, manufacture of drug substance to support clinical studies, toxicology studies, clinical studies of our compounds, uncertainty of regulatory agencies, enforcement and protection of our patent portfolio, the need for future capital, potential competitors, the ability to attract collaborative partners, dependence on key personnel, and the ability to successfully market our drug compounds. Our actual results could differ materially from those anticipated in these forward-looking statements.

Overview

We have not received any revenues to date and do not expect to have significant revenues until we either are able to sell our product candidates after obtaining applicable regulatory approvals or establish collaborations that provide us with funding, such as licensing fees, milestone payments, royalties, upfront payments or otherwise. As of September 30, 2004, our deficit accumulated during development stage was $39.7 million.

Our operating expenses will depend on many factors, including the progress of our drug development efforts and the potential commercialization of our product candidates. Research and development (“R&D”) expenses, which include expenses associated with clinical development activities, manufacturing of drug substance, employee compensation, research contracts, toxicology studies and laboratory activities, will be dependent on the results of our drug development efforts. General and administration (“G&A”) expenses, which include expenses associated with headcount and facilities, recruitment of staff, insurance and other administrative matters, will be dependent on the development of our facilities in Research Triangle Park, NC (“RTP”) in support of our drug development programs. The amortization of acquired intellectual property rights relates to the intellectual property acquired in November 2002.

We are a biopharmaceutical company with a focus on cancer therapeutics and a cadherin-based tumor vascular targeting platform. We have four product candidates in the clinical stage of development:

•	Exherin™, a compound that selectively targets cancer blood vessels and that, in some animal models, has caused leakage and a reduction in the supply of blood to a tumor within 30 minutes of administration, with subsequent death of cancer cells. We are currently conducting Phase I clinical trials on the compound.

•	Sodium Thiosulfate (“STS”), a chemoprotectant, which has been shown in Phase I and Phase II clinical studies conducted by an investigator at Oregon Health and Science University (“OHSU”) to reduce the disabling loss of hearing in patients, particularly children, treated with platinum-based anticancer agents.

•	N-Acetylcysteine (“NAC”), a chemoprotectant that will be the subject of a planned Phase I clinical trial by investigators at OHSU for the prevention of bone marrow toxicity resulting from chemotherapy regimens.

•	Mesna, a chemoenhancer, a compound that has displayed anticancer activity in laboratory studies conducted by investigators at Rutgers, The State University of New Jersey (“Rutgers”) and in a Phase I clinical study in Argentina by reducing the resistance of cancer cells to certain chemotherapeutic agents.

We also have several preclinical product candidates targeted to enter clinical development over the next several years. Our drug discovery and development efforts are supported by 38 issued United States (“U.S.”) patents and over 80 pending patents worldwide that we own or have licensed.

Management may in some cases be able to control the timing of expenses by accelerating or decelerating preclinical and clinical activities. Accordingly, we believe that period-to-period comparisons are not necessarily meaningful and should not be relied upon as a measure of future financial performance. Our actual results may differ materially from the expectations of investors and market analysts. In such an event, the prevailing market price of our common stock may be materially adversely affected.

Change in Accounting Policy

Effective January 1, 2002 the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) set out in Section 3870 “Stock-based Compensation and Other Stock-based Payments” (“CICA 3870”). Until January 1, 2004, this standard only required the expensing of the fair value of non-employee options, with note disclosure of the fair value and effect of employee and director options on the financial statements. For fiscal years beginning after January 1, 2004 the fair value of all options granted must be expensed in the Statement of Operations. Upon adopting this new standard, the Company elected to retroactively adjust retained earnings without restatement. On July 1, 2004, the Company increased the deficit by $2,131 and increased contributed surplus by the same amount.

Results of Operations

(In Canadian dollars)

Three Month Period Ended September 30, 2004 and 2003

Interest Income

Interest income for the three-month period ended September 30, 2004 was $0.1 million, compared to nil for the same period in 2003. The increase in interest income is the result of interest earned on higher cash, cash equivalents and short-term investments associated from the December 2003 private placement and our May 2004 bought deal in Canada and concurrent private placement outside of Canada with aggregate gross proceeds totaling $31.5 million.

We have not generated any revenues to date. We do not expect to have significant revenues or income other than interest income until we either are able to sell our product candidates after obtaining applicable regulatory approvals or we establish collaborations that provide us with funding, such as licensing fees, royalties, milestone payments, upfront payments or otherwise.

Research and Development Expenses

R&D expenses for the three-month period ended September 30, 2004 totaled $1.6 million as compared to $0.8 million for the same period in 2003. Subsequent to the December 2003 private placement, we increased clinical development activities for our compounds resulting in higher expenses for this year. The primary reason for the increase in R&D expense is increased clinical activities, and the related support, associated with Exherin. Compensation expense for R&D, primarily in support of Exherin and increased clinical activities, totaled $0.8 million for the three months ended September 30, 2004 as compared to $0.5 million for the 2004 fiscal year. This increase reflects the increase in headcount as research activities continue to be established in RTP.

We expect our R&D expenses to increase in future quarters due to the expansion and advancement of our clinical and preclinical programs. The expansion of R&D will involve increased outsourcing and additional internal R&D staff by the end of calendar year 2004.

General and Administration Expenses

G&A expenses totaled $1.6 million for the three-month period ended September 30, 2004, as compared to $0.6 million for the same period in 2003. The increase of $1.0 million in 2004 as compared to 2003 is primarily the result of expenses associated with the establishment of our offices in RTP and increased employee recruitment expenses. In the coming quarters, G&A expenses are expected to increase proportionally to R&D expenses as appropriate support for our R&D operations. Subsequently, as R&D expenses are expected to continue to rise, G&A expenses are likely to increase at a reduced rate.

G&A expenses for the period include $0.3 million of non-cash stock based compensation expense associated with the adoption of CICA 3870.

Amortization of Acquired Intellectual Property Rights

The expense associated with the amortization of intellectual property rights was $0.8 million for the three-month period ended September 30, 2004 and 2003. The expense relates to the value of intellectual property acquired in November 2002 that is being amortized on a straight-line basis over a 10-year period.

Recovery of Future Income Taxes

Future taxes recovered totaled $0.3 million for the three-month period ended September 30, 2004 and 2003. The recovery of future taxes, as recognized in the balance sheet, relates directly to the intellectual property acquired in November 2002. These rights have no tax basis and give rise to a future tax liability that will be realized in income over the useful life of the assets through a recovery of future income taxes charged to earnings. At this time, Oxiquant, Inc. (“Oxiquant”) the entity that holds the acquired intellectual property, has no other activity and the future tax assets of other corporate entities cannot be used to offset this future tax liability. The future tax recovery will continue in direct proportion to the amortization of the intellectual property unless the Company changes its tax strategy with respect to Oxiquant.

Liquidity and Capital Resources

We have financed our operations since our inception on September 3, 1996 through the sale of equity and debt securities and have raised gross proceeds totaling $61.8 million. We have incurred net losses and negative cash flow from operations each year, and we had a deficit accumulated during development stage of $39.7 million as of September 30, 2004. We have not received any revenues to date and do not expect to have revenues until we either are able to sell our product candidates after obtaining applicable regulatory approvals or we establish collaborations that provide us with funding, such as licensing fees, royalties, milestone payments, upfront payments or otherwise.

At September 30, 2004, we had net working capital of $24.2 million, a decrease of approximately $2.7 million as compared to June 30, 2004. We believe that our cash and cash equivalents will be sufficient to satisfy our anticipated capital requirements for at least the next eighteen months. However, any projections of further cash needs are subject to substantial uncertainty. Our working capital requirements may fluctuate in future periods depending upon numerous factors, including: results of research and development activities; progress or lack of progress of our preclinical studies or clinical trials; our drug substance requirements to support clinical programs; our ability to establish corporate collaborations and licensing arrangements; changes in the focus, direction, or costs of our research and development programs; the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims; competitive and technological advances; the potential need to develop, acquire or license new technologies and products; establishment of marketing and sales capabilities; our business development activities; new regulatory requirements implemented by regulatory authorities; the timing and outcome of the regulatory review process; or commercialization activities, if any.

We will need to raise substantial additional funds through equity, debt financings, or collaborative arrangements with corporate partners or from other sources. There can be no assurance we will be able to raise the necessary capital or that such funding will be available on favorable terms.

We are a biopharmaceutical company with a focus on cancer therapeutics and a cadherin-based tumor vascular targeting platform. We have four product candidates in the clinical stage of development, as well as several preclinical product candidates. We will need to invest substantial amounts of cash to develop and potentially commercialize our product candidates. In addition to our in-house development efforts, we will outsource many aspects of our drug development program, which will involve payments to clinical investigators, contract research organizations, academic institutions and drug substance manufacturers. We will also continue to incur expenses in connection with the continued development of our facilities in RTP.

Financial Instruments

The Company’s financial instruments consist primarily of short-term investments. These investments will ultimately be liquidated to support the ongoing operations of the Company.

The investment policy of the Company is to manage investments to achieve, in the order of importance, the financial objectives of preservation of principal, liquidity and return on investment. Investments may be made in Canadian or U.S. government obligations and chartered bank securities, commercial paper of Canadian or U.S. industrial companies, utilities, financial institutions and consumer loan companies, and securities of foreign banks provided the obligations are guaranteed or carry ratings appropriate to the policy. Securities must have a minimum Dun & Bradstreet rating of A for bonds or R1 low for commercial paper. The policy also provides for investment limits on concentrations of securities by issuer and a maximum-weighted average time to maturity of twelve months. This policy applies to all financial resources of the Company.

The risks associated with the policy are primarily the opportunity cost of the conservative nature of the allowable investments. As the main purpose of the Company is research and development, the Company has chosen to avoid investments of a trade or speculative nature.

Investments with original maturities at date of purchase beyond three months, and which mature at or less than twelve months from the balance sheet date, are classified as current. Investments are carried at book value plus accrued interest with unrealized gains and losses recognized as investment income. Short-term investments of $9.5 million at September 30, 2004 consisted of corporate bonds with maturities at acquisition from 110 to 159 days. As these investments were purchased just prior to year-end, their market value is not significantly different from their book value. During the three month period ended September 30, 2004 the Company earned interest income of $0.1 million on its investments. Due to the investments proximity to maturity at September 30, 2004, their market values are not significantly different.

Contractual Obligations

Since our inception, we have not had any material off-balance sheet arrangements, and inflation has not had a material effect on our operations. We had no material commitments for capital expenses as of June 30, 2004.

As of June 30, 2004, our contractual obligations and commitments are as follows:

(In Thousands of Canadian Dollars)

	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total
Office Lease, U.S. (1)	$38	$242	$174	$7	$461
McGill License (2)	282	1,039	892	325	2,538
OHSU License (3)	—	—	—	—	—
Rutgers License (4)	26	163	65	—	254

Total	$346	$1,444	$1,131	$332	$3,253

(1)	In April 2004, we entered into a lease for our facilities in RTP. Our obligations under the lease are payable in U.S. dollars, and are presented in Canadian dollars in the table, translated at an assumed rate of CAD$1.30. Amounts shown assume the maximum amounts due under the lease.
(2)	Research obligation shown. Royalty payments, which are contingent on sales, are not included. Penalties for failure to achieve clinical trial progress goals are not included. We expect that clinical trials will progress more rapidly than required by the agreement.
(3)	Royalty and milestone payments that we may be required to pay, which are contingent on sales or progress of clinical trials, are not included.
(4)	U.S. dollar obligation translated at an assumed rate of CAD$1.30. Royalty payments, which are contingent on sales, and other contingent payments that we may be required to pay are not included. Minimum maintenance payments through 2006 are shown. In 2007, the maintenance fee increases to $70.

In connection with the OHSU License Agreement and the Rutgers License Agreement, we are required to pay specified milestone payments in the event that we complete certain Adherex-initiated clinical trial progress goals. One such payment we may have to make in the near future is a US$0.5 million milestone payment to OHSU when and if we complete a planned Phase III clinical trial with STS in children, which we currently anticipate starting in 2005. However, there can be no assurance that we will commence and complete that clinical trial when anticipated, if at all.

Research and Development

Our research and development efforts have been focused on the development of cancer therapeutics and our cadherin-based tumor vascular targeting program. We have established relationships with universities, research organizations and other institutions, which we utilize to perform the day-to-day activities associated with drug development. Where possible we have sought to include leading scientific investigators and advisors to enhance our internal capabilities. Research and development issues are reviewed internally by our chief scientist, other members of our senior management and our scientific staff. Major development issues are presented to members of our Scientific and Clinical Advisory Board for discussion and review. During the three month period ended September 30, 2004 company-sponsored research and development expense totaled $1.6 million and $0.8 million for the same period during 2003.

We are focusing on research and development activities for cancer therapeutics and a cadherin-based tumor vascular targeting platform. Our research and development programs include Exherin, STS, NAC, Mesna and preclinical activities.

Exherin is a vascular targeting compound that selectively targets cancer blood vessels, and in some animal models, has caused leakage and a reduction in the supply of blood to a tumor. Exherin is currently in Phase I studies in the U.S. and Canada. During the three month period ended September 30, 2004, we spent $1.1 million on Exherin and other vascular targeting programs.

STS is a chemoprotectant, which has been shown to reduce hearing loss in patients, particularly children, treated with platinum-based agents. Phase I and Phase II studies have been conducted on STS. NAC is being developed as a bone marrow protectant to be used to prevent the blood platelet loss caused by certain cancer drugs. Upon the completion of a Phase I study we will evaluate the market potential of NAC. Mesna is under development as a potential method to alter a cancer’s resistance to chemotherapy. During the three-month period ended September 30, 2004 we spent $0.2 million on our chemoprotectant and chemotherapy enhancement programs.

CBI Letter of Intent

In February 2004 we filed a claim in the Ontario Superior Court of Justice against Cadherin Biomedical Inc. (“CBI”) in the amount of $0.1 million on account of unpaid goods and services rendered. In July 2004 CBI filed a statement of defense and counterclaim in response to such claim. CBI’s counterclaim seeks $5.0 million in damages in relation to the license agreement between the parties. We believe that the counterclaim is without merit. Later in July 2004 we entered into a letter of intent to acquire all of the issued and outstanding shares of CBI through an amalgamation of CBI with a wholly-owned subsidiary of Adherex to be incorporated under the CBCA for this purpose. This letter of intent effectively replaced the memorandum of agreement entered into with CBI in December 2003 and completion of the transaction is subject to CBI shareholder approval. We expect the amalgamation to close in November or December 2004 after CBI’s shareholders vote on the acquisition, but there can be no assurance that it will close on schedule or at all. Under the terms of the letter of intent, Adherex will issue to CBI shareholders a total of 3.2 million Adherex common shares, representing a value of $1.5 million, based on a 20-day weighted average trading price for such shares on July 20, 2004. Of such shares, 0.5 million Adherex common shares will be deposited in escrow as security against any misrepresentation by CBI in connection with the transaction. In addition, we have agreed to loan CBI up to $0.1 million to be used by CBI to pay legitimate expenses related to the transaction. This loan is to be repaid by CBI only if the transaction does not close on or before March 31, 2005 due to the fault of CBI.

If the transaction is completed, it will provide Adherex with the rights to the non-cancer applications relating to the cadherin technology and will serve as a settlement of the claim commenced by us against CBI in February 2004 and the counterclaim filed by CBI against us in July 2004. Pending completion of the transaction, the parties have agreed to hold in abeyance all matters in relation to the claim and counterclaim between the parties. If the transaction is not completed as anticipated, we intend to pursue our claim against CBI and take all appropriate action to defend CBI’s counterclaim.

Exhibit 99.3

Form 52-109FT2

Certification of Interim Filings During Transition Period

I, Dr. William P. Peters, Chief Executive Officer of Adherex Technologies Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Adherex Technologies Inc., (the issuer) for the period ending September 30, 2004;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 12, 2004

Signed:	/s/ Dr. William P. Peters
Dr. William P. Peters
Chief Executive Officer

Exhibit 99.4

Form 52-109FT2

Certification of Interim Filings During Transition Period

I, James A. Klein, Jr., Chief Financial Officer of Adherex Technologies Inc., certify that:

4.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Adherex Technologies Inc., (the issuer) for the period ending September 30, 2004;

5.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

6.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 12, 2004

Signed:	/s/ James A. Klein, Jr.
James A. Klein, Jr.
Chief Financial Officer

Exhibit 99.5

D. Scott Murray

Direct Dial: 919-536-3131

murrays@adherex.com

November 12, 2004

To:	Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Commission des valeurs mobilières du Québec
Securities Division, Saskatchewan Financial Services Commission
The Toronto Stock Exchange

Dear Sirs:

Subject: Adherex Technologies Inc.

I confirm that the following English material was sent by pre-paid mail on November 12, 2004 to the registered holders and beneficial owners of common shares of the subject Corporation whose names appear on the Corporation’s supplemental list established in compliance with current securities legislation requirements:

1. Financial Statements for the First Quarter ended September 30, 2004.

In compliance with regulations made under the Securities Act, the undersigned, the duly appointed Vice President, General Counsel and Corporate Secretary of the Corporation, provides this confirmation to you for and on behalf of the Corporation and not in his personal capacity.

Yours truly,

/s/ D. Scott Murray
D. Scott Murray, BScPharm LLB MBA
Vice President, General Counsel & Corporate Secretary

2300 Englert Drive, Suite G • Research Triangle Park • Durham, North Carolina • 27713

Tel: (919) 484-8484 • Fax: (919) 484-8001 • www.adherex.com

Exhibit 99.6

PRESS RELEASE

ADHEREX REPORTS FIRST QUARTER 2005 FINANCIAL RESULTS

Research Triangle Park, NC, November 12, 2004 — Adherex Technologies Inc. (AMEX:ADH, TSX: AHX), a biopharmaceutical company with a broad portfolio of oncology products under development, today reported its financial results for the quarter ended September 30, 2004.

“This quarter, we continued to advance our clinical and preclinical compounds through development, expanded our senior management team and laid the groundwork to increase our presence in the U.S.,” said Dr. William Peters, Chairman and CEO. “We have made solid progress with our listing on the American Stock Exchange and the evidence of anti-tumor activity seen in our Phase I trial of Exherin™. It is our challenge to further this progress and continue to build shareholder value.”

Financial Update

The net loss for the three-month period ended September 30, 2004 was $3.6 million, or $0.02 loss per share, compared to a net loss of $2.1 million, or $0.03 loss per share, for the same period in 2003. Operating expenses totaled $4.0 million, an increase of 80% over the same period last year. These operational expenses primarily reflect increased R&D expenditures related to the clinical development of Exherin™ and the hiring of R&D personnel to support increased product development activities, as well as increased G&A expenses related to the Company’s relocation of its executive offices to the U.S.

Cash, cash equivalents and short-term investments totaled $24.8 million as of September 30, 2004 compared to $27.7 million as of June 30, 2004, with a corresponding decrease in working capital of $2.8 million. The decreased cash balance reflects spending during the quarter to fund operations.

Corporate Update

During and subsequent to the quarter ended September 30, 2004, Adherex achieved the following strategic, clinical and operational milestones:

•	The Company’s Registration Statement on Form 20-F was declared effective by the U.S. Securities and Exchange Commission (SEC) and its application to list its shares on the American Stock Exchange (AMEX) was approved. The U.S. listing will provide Adherex with much broader access to the investment community and should better position the Company for future initiatives, including partnering discussions.

•	The Company reported updated clinical results for its Phase I trial of the molecularly targeted anti-cancer drug Exherin™, indicating that Exherin™ has been generally well tolerated and has shown evidence of anti-tumor activity in three patients, including one “partial response.” These results underscore the therapeutic potential of Exherin™ and support our approach of developing the drug as a molecularly targeted therapy.

•	The Company further expanded its executive team, adding Dr. Brian Huber as Chief Scientific Officer. Dr. Huber brings more than 20 years of research and management experience in major pharmaceutical companies to Adherex. He was most recently Vice President of Biology/Pharmacology in Drug Discovery for GlaxoSmithKline.

•	Adherex further strengthened its patent portfolio with the issuance of three new U.S. patents, which included claims directed to the use of the Company’s proprietary cancer therapeutic agents to improve drug delivery to tumors, to decrease the size of tumors, and for enhancing or inhibiting cadherin-mediated adhesion.

Conference Call

Adherex will host a conference call at 10:00 a.m. EST on Tuesday, November 16, 2004 to review the financial results for the quarter ended September 30, 2004. This call will be webcast live via the Internet at www.adherex.com. The event will also be archived and available for telephone replay through November 20, 2004 and webcast replay through February 15, 2005.

Live Participant Dial In (Toll Free, Canadian and US callers): 800-214-0694

Live Participant Dial In (International): 719-955-1425

Conference Passcode: 673386

Replay Number (Toll Free): 888-348-4629

Replay Number (International): 719-884-8882

Replay Passcode: 673386

About Adherex Technologies

Adherex Technologies Inc. is a biopharmaceutical company dedicated to the discovery and development of novel cancer therapeutics. We aim to be a leader in developing innovative treatments that address important unmet medical needs in cancer. We currently have four products in the clinical stage of development including Exherin™ and sodium thiosulfate (STS). Exherin™, our lead biotechnology compound, is an angiolytic that selectively targets established blood vessels that feed solid tumors. STS, a drug from our specialty pharmaceuticals pipeline, protects against the disabling hearing loss that can often result from treatment with platinum-based chemotherapy drugs. With a diversified portfolio of unique preclinical and clinical-stage cancer compounds and a management team with expertise in identifying, developing and commercializing novel cancer therapeutics, Adherex is emerging as a pioneering oncology company. For more information, please visit Adherex’ website at www.adherex.com.

Financial Charts Follow

Adherex Technologies Inc.

Selected Financial Data

(unaudited)

(Canadian dollars in thousands except per share amounts)

	September 30, 2004	June 30, 2004
Condensed Consolidated Balance Sheets:
Assets:
Cash, cash equivalents and short-term investments	$24,814	$27,748
Other current and long-term assets	1,679	1,759
Acquired intellectual property rights	25,352	26,132
Total assets	$51,845	$55,639

Liabilities and shareholders’ equity:
Accounts payable and accrued liabilities	$1,734	$1,966
Other current and long-term liabilities	107	124
Future income taxes	9,267	9,552
Common stock	48,343	48,343
Contributed surplus	32,112	29,639
Deficit accumulated during development stage	(39,718)	(33,985)
Total liabilities and shareholders’ equity	$51,845	$55,639

	Three Months Ended September 30,
	2004	2003
Condensed Consolidated Statements of Operations:
Operating expenses:
Research and development	$1,620	$830
General and administration	1,579	602
Amortization of acquired intellectual property rights	780	780

Loss from operations	(3,979)	(2,212)
Interest income (expense) – net	92	(206)
Recovery of future income taxes	285	285

Net loss	$(3,602)	$(2,133)

Net loss per share, basic and diluted	$(0.02)	$(0.03)

Certain statements contained in this press release are forward-looking and are subject to unknown risks and uncertainties. The actual results, performance or achievements of the Company may differ materially from the results, performance or achievements of the Company expressed or implied by such forward-looking statements. Such forward looking statements include, without limitation, those regarding the therapeutic potential of Exherin™, our challenge to further our progress in the development of our product candidates and the advantages an AMEX listing may provide with respect to access to the investment community and our positioning for future initiatives, such as partnering opportunities. We can provide no assurance that we will achieve any such results on schedule, or at all, or that such a listing will provide anticipated advantages.

— END —

For further information, please contact:

Melissa Matson

Director, Corporate Communications

Adherex Technologies Inc.

T: (919) 484-8484

matsonm@adherex.com

Or

In the U.S.	In Canada:
Brian Ritchie	Peter Block
Euro RSCG Life NRP	NATIONAL ir
T : (212) 845-4269	T: (416) 586-0180
pblock@national.ca